Gain Therapeutics, Inc.
4800 Hampden Lane, Suite 200
Bethesda, MD 20814

March 15, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attn:       Margaret Schwartz
Tim Buchmiller

Re:	Gain Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-253303)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333- 253303) (as amended, the “Registration Statement”), of Gain Therapeutics, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.0001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Monday, March 17, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3416, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Gain Therapeutics, Inc.

By:	/s/ Eric I. Richman
	Name:	Erich I. Richman
	Title:	Chief Executive Officer
(Principal Executive Officer)